

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05002166

January 21, 2005

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/21/2005

Re: Time Warner Inc.
Incoming letter dated December 30, 2004

Dear Ms. Waxenberg:

This is in response to your letter dated December 30, 2004 concerning the shareholder proposal submitted to Time Warner by Trinity Health, the Ursuline Provincialate, the Adrian Dominican Sisters, Catholic Healthcare West, the Premonstratensian Fathers, the Congregation of St. Basil, the School Sisters of Notre Dame, the Sisters of Charity of the Incarnate Word, the Sisters of Mercy of the Americas, CHRISTUS Health and As You Sow. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Trinity Health and co-proponents
% Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462

1105 705

TimeWarner

Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary


SEC MAIL PROCESSING
RECEIVED
JAN 0 3 2005
WASH. D.C.
202
SECTION

December 30, 2004

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Time Warner Inc. – Proposal Submitted by Trinity Health System and Others

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") advise Time Warner Inc. (the "Company") that it will not recommend any enforcement action to the SEC if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2005 annual meeting of stockholders (the "Proxy Materials") a proposal (the "Proposal") it received from Catherine Rowan on behalf of Trinity Health System, joined by ten other organizations copied on this letter (collectively, the "Proponents"). The Proposal requests that the Company's Board of Directors report to stockholders on "(i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future."

The Company does not intend to include the Proposal in its Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because it relates to the Company's ordinary business operations.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of each of this letter and the Proposal (Exhibit A). By copy of this letter, the Company hereby notifies each of the Proponents as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

Ground for Omission

The Proposal clearly relates to the Company's ordinary business operations and, therefore, may be omitted from the Company's Proxy Materials pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits the exclusion from the Company's Proxy Materials of shareholder proposals relating to its "ordinary business operations." Similarly, proposals requesting reports or studies may be omitted from the Company's Proxy Materials if the subject

Time Warner Inc. • One Time Warner Center • New York, NY 10019-8016
T 212.484.7350 • F 212.937.3594 • susan.waxenberg@timewarner.com

of the requested report or study covers a matter related to the Company's ordinary business operations. *See* SEC Release No. 34-20091 (August 16, 1983). If approved and implemented, the Proposal would require the Company's Board of Directors to report to stockholders on the "impact on adolescent health arising from their exposure to smoking" in the Company's films and television programs and "any plans to minimize such impacts." This is clearly related to the general operations of one of the Company's core businesses and, therefore, is not an appropriate subject matter for a shareholder proposal.

The Company is one of the world's largest producers and distributors of film and television entertainment. In 2003 alone, the Company's Filmed Entertainment divisions released dozens of original movies for viewing in theaters or on DVD/video, and the Company distributed television programming in more than 175 countries and in more than 40 languages. The distribution library owned or managed by the Company currently has more than 6,500 feature films and approximately 38,000 television titles. The determinations of the content of those products, including whether or how tobacco products are used or portrayed in the Company's film or television catalogue, represent just a part of the many daily decisions made by the people charged with operating these divisions. These operations involve the nature, presentation and content of the Company's products, are matters integrally related to the Company's ordinary business affairs, and should not be made a subject of stockholder review. The Proposal would strip the managers in charge of these operations of important creative and decision-making power and instead vest it in the Company's stockholders.

The Staff has consistently recognized that shareholder proposals seeking to regulate the content, sale, distribution or manner of presentation of tobacco products involve "ordinary business operations" within the meaning of Rule 14a-8(i)(7). *See, e.g., The Walt Disney Company* (December 7, 2004) (proposal identical to the Proposal could be omitted as related to ordinary business); *Time Warner Inc.* (February 6, 2004) (proposal requiring "the formation of a committee to review data linking tobacco use by teens with tobacco use in youth–rated movies" could be omitted as related to ordinary business); *The Walt Disney Company* (November 10, 1997) (proposal for a "thorough and independent review" of the "ways tobacco is portrayed in the company's films and programs produced for television" and "what, if any, influence such [portrayals] have on youth attitudes and behaviors related to smoking" could be omitted as related to ordinary business); *Time Warner Inc.* (January 18, 1996) (proposal that the company voluntarily implement a government proposal regarding cigarette advertising could be omitted as related to ordinary business); *Times Mirror Company* (January 16, 1996) (proposal that the company adopt certain policies with respect to cigarette advertising in its publications could be omitted as related to ordinary business); *Gannett Co., Inc.* (March 18, 1993) (proposal for a report researching consumer perceptions of cigarette advertisements placed on the company's billboards and newspapers could be omitted as related to ordinary business).

As recently as December 7, 2004, the Staff permitted The Walt Disney Company to exclude from its proxy material a proposal identical to the Proposal submitted to the Company because it related to matters of ordinary business operations, specifically, "the nature, presentation and content of programming and film production." *The Walt Disney Company* (December 7, 2004). Similarly, in February 2004, the Staff permitted the exclusion of a substantially identical proposal submitted to the Company by the same lead proponent for the same reasons. *Time Warner Inc.* (February 6, 2004); *see also The Walt Disney Company*

(November 10, 1997). Just as in the Proposal, the proposal covered by the *Time Warner* letter requested a review of "data linking tobacco use by teens with tobacco use in our youth-related movies." All of these proposals focus on the impact of the content of the Company's products and suggest modifications to that content. In light of the well-established precedent on this specific topic, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(7). The Company knows of no reason that the earlier Staff determination should be altered.

The positions taken by the Staff are not limited to matters explicitly involving tobacco. As a general rule, shareholder proposals that seek to require a company to change or abandon certain media products are regularly excluded from proxy materials under Rule 14a-8(i)(7). *See, e.g., The Walt Disney Company* (November 9, 2004) (proposal that the board eliminate "liberal bias" in news telecasts and "political content" films); *Time Warner Inc.* (February 24, 1997) (proposal that the company research the effect that certain cartoon characters have on encouraging the teasing and bullying of children); *Time Warner Inc.* (February 19, 1993) (proposal to establish a lyric review committee relating to the content of the company's music recordings); *General Electric Company* (February 2, 1993) (proposal that the company review its television broadcast standards from the perspective of the role models they create for young children); *Walt Disney Productions* (November 19, 1984) (proposal that the company cease the distribution of the movie "Splash" because it eroded basic moral values). The principle behind these no-action letters is that the nature and presentation of products by media companies lies squarely within the realm of ordinary business operations.

The ordinary business of the Company includes the selection of the content and presentation of its film and television products, which may, from time to time, appeal in different ways to its many different audiences. The Company believes that it responds responsibly to these varying tastes and audiences. To allow shareholder resolutions to address individual product issues would subject each of the Company's many ordinary, day-to-day business decisions to scrutiny and veto by any person whose special interests or viewpoints, whether personal, financial or otherwise, were touched by a product resulting from that decision. The Company respectfully believes that its management team, not its stockholders, are the best equipped to handle the various content decisions that are an integral part of the daily operations of its business.

For these reasons, the Company respectfully submits that the Proposal may properly be excluded from its Proxy Materials under Rule 14a-8(i)(7).

* * * * *

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or if the Staff is unable to concur with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter. Please do not hesitate to call the undersigned at (212) 484-7350.

Please acknowledge receipt of this letter and its attachments by date-stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,



Susan A. Waxenberg
Assistant General Counsel
and Assistant Secretary

Enclosure

cc: Catherine Rowan
766 Brady Avenue, Apt. 635
Bronx, NY 10462
fax: 718.504.4787

Judy Byron, OP
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

Rev. Robert K. Finnegan
Assistant Secretary – Treasurer
The Premonstratensian Fathers
St. Norbert Abbey
1016 North Broadway
De Pere, WI 54115-2697

Timothy P. Dewane
Director
Office of Global Justice & Peace
13105 Watertown Plank Road
Elm Grove, WI 53122-2291

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St. Louis, MO 63131-3399

Conrad B. McKerron
Director
As You Sow
311 California St., Suite 510
San Francisco, CA 94104

Sister Mary Sullivan, osu
Corporate Responsibility Representative
Ursuline Provincialate
323 E. 198th Street
Bronx, New York 10458-3105

Susan Vickers, RSM
VP, Community Health
Catholic Healthcare West
118 Berry Street, Ste 300
San Francisco, CA 94107

Margaret Weber
Corporate Responsibility Director
Congregation of St. Basil
15015 Piedmont
Detroit, MI 48223

Sister Lillian Anne Healy, CCVI
Director of Corporate Responsibility
Sisters of Charity of the Incarnate Word
P.O. Box 230969
6510 Lawndale
Houston, TX 77223-0969

Donna Meyer, Ph.D.
System Director-Community Health
CHRISTUS Health
2600 North West Loop
Houston, TX 77092

TIME WARNER
HEALTH IMPACTS ON YOUTH WATCHING SMOKING IN OUR MOVIES

WHEREAS, scientific evidence indicates that the more exposure to on-screen smoking adolescents receive in films (whether viewed in theaters, broadcast, or digital media) the more likely they are to start smoking.

- A study by Dartmouth Medical School researchers (*The Lancet*, 2003) followed more than 2,500 adolescents for two years. Controlling for all other factors, the study found that those teens who saw the most smoking in movies over that period were three times more likely to start smoking than those who saw the least. An accompanying "Commentary" estimated that on-screen smoking now recruits 390,000 new teen smokers each year, of whom 100,000 will ultimately die from tobacco-related disease.
- Researchers have also observed that age-classification ratings play an important role in minors' exposures and consequent smoking. A study in *Pediatrics* (July 6, 2004) found that after controlling for all other factors including parenting style, 14% of the teens free to watch tobacco-intensive R-rated movies took up smoking, compared to 3% of the teens whose parents barred them from viewing any R-rated fare.
- However, a decade of "ratings creep" has been reported by researchers at the Harvard School of Public Health (July 13, 2004), who found that content once concentrated in R-rated films, including smoking, is increasingly found in films rated PG and PG-13. The University of California-San Francisco (UCSF, March 2004) also documented an 80% increase in the share of estimated tobacco impressions delivered to theater audiences by youth-rated as opposed to R-rated movies between 1999 and 2003. This survey concluded that moviegoers 6-17 now receive more than half of their exposure to smoking scenes from movies rated G, PG and PG-13. The study also surveyed the Company's live action films 1999-2003 and found that 56% of its PG-rated movies, 68% of its PG-13 movies, and 83% of its R-rated movies included smoking.
- A co-author of the *Pediatrics* study, James D. Sargent, M.D., noted in *Pediatrics* (July 6, 2004) that major health organizations, including the American Academy of Pediatrics, the AMA, American Heart Association, American Lung Association, and the World Health Organization have all urged the Motion Picture Association of America (MPAA) to rate future on-screen smoking "R," as it now rates offensive language, and concludes, "If you combined parental R-rated movie restriction with an R-rating for smoking you could have a particularly powerful means of preventing teens from trying smoking." Our Company's ownership of movie studios gives it not only motion picture production and distribution capacity but also a seat at MPAA deliberations.

RESOLVED, shareholders request the Board of Directors to report (at reasonable cost and omitting proprietary information) to shareholders on (i) the impact on adolescent health arising from their exposure to smoking in movies (or other Company programming) our Company has released or distributed and (ii) any plans to minimize such impacts in the future.



Catherine Rowan
Corporate Responsibility Consultant

November 24, 2004

Mr. Richard D. Parsons,
Chief Executive Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

Dear Mr. Parsons,

Trinity Health, with an investment position of 99,200 shares of common stock in Time Warner, looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in Time Warner is enclosed. Trinity Health has continuously held stock in Time Warner for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

We remain concerned about the results of recent studies indicating that the more smoking that adolescents see in movies, the more likely they are to start smoking. However, we are hopeful that our company, through its movie studios, will take action to address the health impact on youth related to watching movies with such scenes.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

The undersigned representative of Trinity Health has been designated the lead filer and primary contact on this matter. Please address any correspondence on this issue to me.

We look forward to discussing this proposal at your earliest convenience. We hope that a constructive dialogue will lead to a positive resolution of this issue.

Sincerely,

Catherine Rowan

Catherine Rowan, representing Trinity Health
Corporate Responsibility Consultant

enc.

NOV 29

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 21, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Time Warner Inc.
Incoming letter dated December 30, 2004

The proposal requests that the board of directors report to shareholders on the impact on adolescent health resulting from adolescents' exposure to smoking in movies or other programming that Time Warner has released or distributed and any plans to minimize that impact in the future.

There appears to be some basis for your view that Time Warner may exclude the proposal under rule 14a-8(i)(7), as relating to Time Warner's ordinary business operations (i.e., the nature, presentation and content of programming and film production). Accordingly, we will not recommend enforcement action to the Commission if Time Warner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Mark F. Vilardo
Special Counsel